

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

<u>Via E-mail</u>
Mr. Matthew Harris
Chief Executive Officer
Lenco Mobile Inc.
2025 First Avenue, Suite 320
Seattle, WA 98121

> **Re: Lenco Mobile Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed June 22, 2012**
> **Form 8-K/A, dated December 23, 2011**
> **Filed February 23, 2012**
> **File No. 000-53830**

Dear Mr. Harris:

We issued comments to you on the above captioned filings on December 14, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 8, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352, Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361, or me, at 202-551-3810, if you have any questions.

> Sincerely,
>
> /s/ Robert S. Littlepage for
>
> Larry Spirgel
> Assistant Director

cc: <u>Via E-mail</u>

Christopher Stanton, General Counsel